Exhibit 99.71

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAVERIX METALS INC.

TO BE HELD ON MAY 29, 2018

at 2:00pm (PST)

MANAGEMENT INFORMATION CIRCULAR

DATED: APRIL 25, 2018

MAVERIX METALS INC.

Suite 575, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
Telephone No.:  604-449-9290

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held in the Pacific Room at the Metropolitan Vancouver Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on May 29, 2018 at 2 p.m. (Vancouver Time) for the following purposes:

1.              to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2017 together with the auditor’s report thereon;

2.              to elect directors for the ensuing year;

3.              to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

4.              to transact such other business as may properly come before the meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

The board of directors has fixed April 20, 2018 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting.

Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

DATED at Vancouver, British Columbia this 25th day of April, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Daniel O’Flaherty”
Daniel O’Flaherty
Chief Executive Officer

MAVERIX METALS INC.

Suite 575, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
Telephone No.:  604-449-9290

MANAGEMENT INFORMATION CIRCULAR
as at April 25, 2018

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general meeting of its shareholders (the “Meeting”). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation. All costs of solicitation will be borne by the Corporation.

We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of the record date by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Management does not intend to pay for intermediaries to forward the meeting materials to objecting beneficial owners and therefore such objecting beneficial owners will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

The Meeting will be held on Tuesday, May 29th, 2018 at 2 p.m. (Vancouver Time) in the Pacific Room at the Metropolitan Vancouver Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as at April 25, 2018 except as otherwise indicated.

In this document, “you” and “your” refer to the shareholders of, and “Maverix”, the “Corporation”, “we”, “us” or “our” refer to Maverix Metals Inc. “Common Shares” means common shares without par value in the capital of the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the shareholder’s behalf at the Meeting. To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy acceptable to the Corporation.

A person or company whose name appears on the books and records of the Corporation is a “Registered Shareholder”. A non-registered shareholder is a beneficial owner of Common Shares whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates) (a “Beneficial Shareholder”).

Registered Shareholders

A Registered Shareholder may vote Common Shares owned by it at the Meeting either in person or by proxy. A Registered Shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those Registered Shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting. However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting.

A Registered Shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy. All proxies completed by Registered Shareholders must be returned to the Corporation by:

(a)         completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, TSX Trust Company (“TSX Trust”), at its office at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, for receipt not later than Friday, May 25, 2018 at 2 p.m. (Vancouver Time);

(b)         by fax to TSX Trust at 416-595-9593, not later than Friday, May 25, 2018 at 2 p.m. (Vancouver Time); or

(c)          by telephone or internet, as instructed in the enclosed form of proxy, not later than Friday, May 25, 2018 at 2 p.m. (Vancouver Time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance. To be effective, a proxy form must be received by TSX Trust no later than 2 p.m. (Vancouver Time) two days (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or any adjournment of the Meeting.

The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.

Non-Registered Shareholders

We have distributed copies of this Information Circular and accompanying Notice of Meeting to intermediaries for distribution to Beneficial Shareholders at the Corporation’s expense. Unless a Beneficial Shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the Beneficial Shareholders and to seek instructions on how to vote the Common Shares owned by the Beneficial Shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to Beneficial Shareholders. Beneficial Shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways. Usually a Beneficial Shareholder will be given a voting instruction form, which must be completed and signed by the Beneficial Shareholder in accordance with the instructions provided by the intermediary. In this case, a Beneficial Shareholder cannot use the mechanisms described above for Registered Shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet). Occasionally, however, a Beneficial Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares owned by the Beneficial Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Beneficial Shareholder. In this case, the Beneficial Shareholder can complete the proxy and vote by mail or fax only, as described above for Registered Shareholders. These procedures are designed to enable Beneficial Shareholders to direct the voting of their Common Shares. Any Beneficial Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the Beneficial Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary. In either case, the Beneficial Shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies

A Registered Shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the head office of the Corporation at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8 or TSX Trust, at any time up to 2 p.m. (Vancouver Time) two days (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation. A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to TSX Trust as aforesaid at any time up to 2 p.m. (Vancouver Time) 24 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Corporation has fixed April 20, 2018 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Corporation are listed for trading on the TSX Venture Exchange (the “TSX-V”). As of April 25, 2018, there were 154,080,229 Common Shares issued and outstanding, each carrying the right to one vote.

While no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, Pan American Silver Corp. (“Pan American”) and Gold Fields Netherlands Services B.V. (“Gold Fields”) have the following board nomination rights:

•                  provided that Pan American’s shareholdings of Maverix are equal to or exceed:

•                  50% of outstanding Common Shares, Pan American is entitled to two nominees for election to the Maverix Board of Directors;

•                  20% of outstanding Common Shares, Pan American is entitled to one nominee for election to the Maverix Board of Directors; and

•                  provided that Gold Fields’ shareholdings of Maverix are equal to or exceed 20% of outstanding Common Shares, Gold Fields is entitled to one nominee for election to the Maverix Board of Directors.

Pan American has nominated Robert Doyle for election at the Meeting as a director of the Corporation for the ensuing year. Gold Fields has not exercised its board nomination right at this time.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common

Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at April 25, 2018 were:

Shareholder Name	Number of Shares Held		Percentage of Issued Shares

Pan American	55,167,000	(1)	35.80%

Gold Fields	42,850,000	(1)	27.81%

Note:

(1)         The above information was obtained from www.sedi.ca.

BUSINESS OF MEETING

Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2017, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario.  No vote will be taken on the financial statements at the Meeting.

Election of Directors

The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of one director and a maximum of fifteen directors. The term of office of each of the present directors expires at the Meeting. The Board presently consists of six directors and it is intended that six directors be elected for the ensuing year. A copy of the Board’s mandate is attached hereto as Schedule “A”.

Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act.

The following table lists management’s six nominees for election as directors, all major offices and positions each now holds with the Corporation and any of its significant affiliates, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 25, 2018.

The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the nominees listed in the table below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. All of the nominees presented for election as directors are currently directors of the Corporation. The persons nominated are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.

Name, Province/State and Country of Residence	Period as a Director of the Corporation	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned

Geoffrey Burns(1) British Columbia, Canada	Chairman and Director since June 17, 2016	Retired; President and CEO Pan American (July 1, 2003 to December 31, 2015)	12,084,073 (7.84%)

J.C. Stefan Spicer(1)(2) Ontario, Canada	Director since June 17, 2016	Chairman, President and CEO of Central Fund of Canada Limited	1,629,219 (1.06%)

Dr. Chris Barnes(2) Ontario, Canada	Director since June 17, 2016	Practicing physician	1,211,333 (0.79%)

Robert Doyle(1) British Columbia, Canada	Director since June 17, 2016	CFO of Pan American	NIL

Christopher Emerson(2) Lima, Peru	Director since June 17, 2016	VP of Business Development and Geology of Pan American	NIL

Daniel O’Flaherty Grand Cayman, Cayman Islands	Director since May 30, 2017	CEO of the Corporation; Former Executive Director of Anthem United Inc.; Former VP Corporate Development of Esperanza Resources Corp.	6,313,261(3) (4.10%)

Notes:

(1)         Member of the Audit Committee of the Board.

(2)         Member of the Nominating and Governance Committee of the Board.

(3)         6,266,833 Common Shares over which Daniel O’Flaherty exercises control and direction are registered in the name of Vandelay Industries SEZC, a company owned by Mr. O’Flaherty and 46,428 Common Shares are registered in Daniel O’Flaherty’s name personally.

Director Biographies

Geoffrey Burns — Chairman of the Board and a Director

Mr. Burns co-founded Maverix in 2016. Prior to this, Mr. Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Mr. Burns has over 30 years of experience in the precious metals mining industry. Mr. Burns holds a Bachelor of Science degree in Geology from McMaster University and a Masters of Business Administration from York University. Mr. Burns has extensive experience throughout North and South America in mine operations and project development, and has lead numerous capital market transactions including placements of equity, debt and convertible debt, as well as having lead several key acquisitions for Pan American.

J.C. Stefan Spicer — Director

Mr. Spicer was previously the Chairman, President, and CEO of Central Fund of Canada Limited (“Central Fund”), positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer has in excess of 30 years of investment industry experience.

Dr. Christopher H. Barnes — Director

Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore,

Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

Rob Doyle — Director

Mr. Doyle is currently the Chief Financial Officer for Pan American, a position he has held since January 2004. He has a strong background in financial management, particularly in the metals market, after serving for six years as Senior Vice-President — Mining Finance and Metals Marketing with Standard Bank in New York prior to joining Pan American. Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc. (Honours) Finance degree from the University of Cape Town.

Christopher Emerson — Director

Mr. Emerson is currently VP Business Development and Geology with Pan American. Prior to joining Pan American in 2015, Mr. Emerson spent 15 years working and living in Peru, most recently as Geology Manager for Glencore (Zinc group) South America, serving as the Qualified Person, as that term is defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects for reserve and resource reporting, as well as completing business development initiatives for the group. Mr. Emerson holds a B.Eng. in Industrial Geology from the Camborne School of Mines and an M.Sc. in Mineral Exploration from Leicester University.

Daniel O’Flaherty — Director

Mr. O’Flaherty co-founded Maverix Metals Inc. in 2016. He has over 10 years of investment banking and Executive Officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President and a Director of Anthem United, and prior to that was the Executive Vice President of Corporate Development at Esperanza Resources. He was a director in the investment banking team of Scotia Capital in Vancouver where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings in the metals and mining sector. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honours, from the University of British Columbia.

Cease Trade Orders and Bankruptcies

No proposed director of the Corporation is, as of the date of this Information Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Corporation) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Corporation is, at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

No proposed director of the Corporation has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditor

At the meeting, the Shareholders will be asked to appoint KPMG LLP (“KPMG”) as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration. The term of KPMG shall end at the close of the next annual meeting of the shareholders.

The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of KPMG, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors. A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to appoint KPMG as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors.

Audit Committee and Relationship with Auditor

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditor.

The Audit Committee’s Charter

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. A copy of the charter is attached hereto as Schedule “B”.

Composition of the Audit Committee

The members of the Audit Committee are Geoffrey Burns, J.C. Stefan Spicer and Robert Doyle. Mr. Doyle is the Chairman of the Audit Committee.

All members of the Audit Committee are considered to be financially literate and independent within the meaning of section 1.4 of NI 52-110 and NI 58-101.

Relevant Education and Experience

Each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.  Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Geoffrey Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Prior to this, Mr. Burns was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a publicly traded precious metal mining company listed on the New York Stock Exchange (“NYSE”) in the United States.

Robert Doyle is currently the Chief Financial Officer for Pan American, a position he has held since January 2004. He has a strong background in financial management, particularly in the metals market, after serving for 6 years as Senior Vice President — Mining Finance and Metals Marketing with Standard Bank in New York.  Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc. (Honours) Finance degree from the University of Cape Town.

J.C. Stefan Spicer was previously the Chairman, President, and CEO of, Central Fund of Canada Limited, positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre approval of permitted audit and audit related services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by KPMG and UHY McGovern, Hurley LLP, Chartered Accountants (“McGovern Hurley”) (our previous auditor) to the Corporation to ensure auditor independence. Fees incurred with KPMG and McGovern Hurley for audit and non-audit services in the last two fiscal years are outlined in the following table:

Financial Year Ending(1)	Auditor	Audit Fees(2)	Audit Related Fees (3)	Tax Fees(4)	All Other Fees(5)
2017	KPMG	$87,790	Nil	$4,950	$9,728
2017	McGovern Hurley	$59,000	Nil	Nil	Nil
2016	McGovern Hurley	$29,000	$5,000	Nil	Nil

Notes:

(1)         At the request of the Corporation, McGovern resigned as auditor effective July 28, 2017, and KPMG was appointed as successor auditor beginning on July 28, 2017.

(2)         The aggregate audit fees billed.

(3)         The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not included under the heading “Audit Fees”.

(4)         Fees billed for preparation of Corporation’s corporate tax return.

(5)         The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

CORPORATE GOVERNANCE

General

A corporation’s corporate governance practices refer to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation.  Corporate governance practices encourage establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation.  In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This section sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.

Board of Directors

The Board currently consists of six directors: Geoffrey Burns (Chairman of the Board), J.C. Stefan Spicer, Dr. Chris Barnes, Robert Doyle, Chris Emerson and Daniel O’Flaherty.

Geoffrey Burns (Chairman of the Board), J.C. Stefan Spicer, Dr. Chris Barnes, Robert Doyle and Chris Emerson are independent directors as defined in NI 58-101 and NI 52-110.  Daniel O’Flaherty, the Chief Executive Officer of the Corporation (“CEO”), is deemed not to be an independent director of the Corporation.

The Board meets at least every quarter for a formal meeting of the Board. In addition, management provides updates to the Board on a regular basis between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management.  In general, management consults with the Board frequently and the Board is well informed regarding the Corporation’s affairs.

Where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence, including supervision over and review of performance of management. Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.

Directorships

The following directors of the Corporation are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Geoffrey Burns	Taseko Mines Limited	TSX and NYSE

Orientation and Continuing Education

Most Board meetings are held in person, often including presentations by various functional areas, to give Board members additional insight into the business. The Corporation supports and encourages Board members to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted guidelines to encourage and promote a culture of ethical business conduct and promotes ethical business conduct through the nomination of Board members it considers ethical, through avoiding or minimizing conflicts of interest, and by having its Board members independent of corporate matters.

The Board adopted a written Global Code of Ethical Conduct on June 17, 2016, which is attached as Schedule “D”.

Nomination of Directors

The Board, as a whole, has responsibility for identifying potential Board candidates. The Board utilizes the Nominating and Governance Committee to assist with this process.  The Nominating and Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Nominating and Governance Committee then makes recommendations to the Board, when necessary, after having identified and screened potential candidates that can enhance the overall skill set and expertise of the Board.  It is then the Board’s responsibility, as a whole, to evaluate and approve the recommendations for membership brought forward by the Nominating and Governance Committee.

Compensation

The CEO’s compensation is determined by the Board, as is the compensation of all of the Corporation’s NEO’s.

Compensation for Board members is determined by the Board as a whole and in accordance with industry norms. See heading “Statement of Executive Compensation”.

Board Committees

Audit Committee

The Board has designated an Audit Committee to assist in the discharge of its responsibilities.

The Audit Committee oversees the financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems.  The Audit Committee sets out its duties and responsibilities in the Audit Committee Charter of the Corporation. See heading “Audit Committee and Relationship with Auditor”.

Nominating and Governance Committee

The Board has also designated the Nominating and Governance Committee to assist in the discharge of its duties. The Nominating and Governance Committee provides a focus on governance that will enhance the Corporation’s operations, establish procedures for assessing the Corporation’s performance and make recommendations to the Board regarding the Corporation’s overall effectiveness and to establish and supervise the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. A copy of the Nominating and Governance Committee’s charter is attached hereto as Schedule “C”.

The Nominating and Governance Committee consists of Christopher Emerson, Chris Barnes and J.C. Stefan Spicer.  Mr. Spicer is Chairman of the Nominating and Governance Committee.

Board Review and Assessment

In 2017, the Board, through the Nominating and Governance Committee instituted a process to assess its effectiveness and to ensure that the Board had the necessary skills to properly discharge its duties and responsibilities.  The process requires each individual director to complete an annual self-assessment and overall Board assessment questionnaire (the “Questionnaire”). The Questionnaire focuses on Board, committee and individual performance. Completed Questionnaires are returned to the Chairman of the Nominating and Governance Committee, who then compiles the results and reports to the Nominating and Governance Committee as well as the full Board. The Nominating and Governance Committee may make recommendations to the Board based on the results of the annual Board self-assessment process.

Other Board Committees

The Board may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Corporation did not designate any ad hoc committees.

Board and Board Committee Meetings and Attendance

During the period from January 1, 2017 until April 25, 2018, the Board and committee member attendance was as follows:

			Board Committee Meetings
	Board Meetings ( Ten (10) meetings)		Audit (Five (5) meetings)		Nominating and Governance (Three (3) Meeting)
Directors	No.	%	No.	%	No.	%
Geoffrey Burns	10	100%	5	100%	N/A	N/A
Robert Doyle	9	90%	4	80%	N/A	N/A
J.C. Stefan Spicer	10	100%	5	100%	3	100%
Dr. Chris Barnes	10	100%	N/A	N/A	3	100%
Chris Emerson	10	100%	N/A	N/A	3	100%
Daniel O’Flaherty(1)	6	60%	N/A	N/A	N/A	N/A

Notes:

(1)         Daniel O’Flaherty was elected a director on May 30, 2017, and attended the remaining six Board meetings.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation’s compensation program (the “Executive Compensation Program”) is set to attract and retain the best available talent while efficiently utilizing available resources. The Corporation compensates executive management with a package typically including a base salary (“Base Salary”), annual incentive compensation (“Incentive Compensation”) and long term equity compensation (the “Equity Compensation”) designed to be competitive with comparable employers and to align management’s compensation with the long-term interests of the Corporation’s shareholders. The Board also takes into consideration the financial condition of the Corporation when making its decisions regarding compensation. The Base Salary is set relative to the comparable positions in the market and in the industry, the annual Incentive Compensation is used as a short-term incentive to achieve annual Corporation objectives and the long term Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Corporation valuation and share price, should such an increase occur. Incentive Compensation and Equity Compensation awards are payable in accordance with the Corporation’s Long Term Incentive Plan (“LTIP”) and Annual Incentive Plan (“AIP”), respectively.

The Base Salary, Incentive Compensation, and Equity Compensation for the Corporation’s Named Executive Officers (the “NEOs”) which includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), General Counsel, the Vice President of Technical Services, and Vice President of Corporate Development were determined by the Board. The Board sets all elements of the Executive Compensation Program for its NEOs using generally available and comparable market data and their combined industry experience.

The Board maintains the authority to award Equity Compensation, including options to purchase Common Shares of the Corporation (“Options”) and Common Shares (“Compensation Shares”), to the Corporation’s NEOs in such amounts and on such terms as the Board determines in its sole discretion and in accordance with the LTIP. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account when granting awards under the LTIP. The Board maintains the authority to award Incentive Compensation under the AIP which awards are determined at the end of the financial year based on the performance of Maverix and the individual NEO relative to the annual objectives for Maverix and the individual objectives for the NEO that were established at the beginning of the financial year.

Security based awards under the AIP and LTIP are governed by the terms of the Stock Option and Compensation Share Plan (the “Plan”) that was approved by the shareholders of the Corporation on June 17, 2016, and filed on SEDAR (www.sedar.com), and as further described below.

Strategic Objectives of the Corporation’s Compensation Policy

The Corporation’s Compensation Policy has the following strategic objectives:

•                                          attract and retain high quality employees with the requisite skill sets;

•                                          encourage and motivate outstanding performance and contributions;

•                                          link pay with short and long-term performance results;

•                                          achieve alignment with shareholders’ interests;

•                                          meet legislative and compliance requirements;

•                                          maintain Corporation-wide consistency;

•                                          provide flexibility to accommodate employees’ needs; and

•                                          ensure an affordable and sustainable cost structure through changing business conditions.

Compensation Policy

On June 17, 2016, the Board adopted a Compensation Policy (“Compensation Policy”) to steward the compensation practices of Maverix, a summary of which is included below.

Maverix’s total compensation package includes four key elements:

1.              Compensation - a fixed pay program that remunerates NEOs for performing their day-to-day responsibilities consisting of the Base Salary and a variable pay program that rewards individual and Corporation performance consisting of the Incentive Compensation and Equity Compensation.

2.              Benefits - programs that provide protection and security for employees and their families.

3.              Recognition - cash and non-cash awards to acknowledge special contributions or effort.

4.              Development - formal and informal learning and development opportunities to support NEOs’ career development and the Corporation’s future management needs.

Compensation

Base Salary

Base Salary for each NEO is established in part by evaluating market data within the mining industry and among other streaming and royalty companies with operations of comparable size and scope (the “Reference Market”), many of whom we compete with in terms of recruitment and retention of NEOs (the “Peer Group”) and by reference to the following:

•                                          Compensation Targets: for the 2018 fiscal year Maverix has not set Base Salary compensation targets for the NEO’s.

•                                          Merit: the responsibilities inherent in the positions held by each NEO, their experience, qualifications, competencies and past performance.

•                                          Location of NEO: differences in the competitive marketplace for management talent located in various jurisdictions.

Changes within the Reference Market are monitored on an annual basis and taken into consideration at the time budget allocations for Base Salary are made.

Performance-Based Compensation

Performance-based compensation payable under the AIP is variable from year to year and is determined based on each individual’s performance as well as overall Corporation performance. Performance results are assessed on individual and team performance results. The performance metrics used to establish incentive targets are determined by virtue of the individual’s position and the influence that position can have on the Corporation’s performance. Both annual and long-term incentive compensation is provided to focus NEOs on the current objectives, balanced with strategic longer term performance objectives. Awards are paid in both cash and Compensation Shares in order to align NEOs’ interests with those of the Corporation’s shareholders.

Benefits

The Corporation provides certain health benefit programs to NEOs.  At present it is anticipated that for the 2018 financial year, NEOs will be offered assistance with the cost of provincial health insurance (“MSP”), together with vision and extended health benefits (collectively, “Extended Health”), and life, accidental death and dismemberment and long-term disability  insurance coverage (collectively, “Group Insurance”) under the Corporation’s standard group third party administered benefit program.

Recognition and Development Programs

Recognition programs are offered to recognize employees for additional contributions or effort, while at the same time development programs will be considered in order to provide assistance for employees’ career growth and development needs.

Programs designed to recognize service milestones and extra and/or exceptional performance by employees are an integral part of the Corporation’s overall Compensation Policy. Furthermore, the Corporation believes that providing financial support to employees that are motivated to expand their knowledge and training will directly benefit Maverix by helping to further educate and then retain the highest caliber people.

Executive Compensation Program Components

In keeping with the Corporation’s Compensation Policy, in 2017 the Executive Compensation Program included four primary components:

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities	Normally, established by the Board in the first quarter of each year for the following 12-month period ended in December, and reviewed as required.
AIP

Focuses NEOs on the short and long term accretive profitable growth of the Corporation’s net asset value, attributable gold equivalent production and net cash flow, through the achievement of annual operating plans, budgets and acquisition objectives

Awards are based on corporate and individual performance

Target incentive pay for each NEO is determined at the beginning of each financial year

Corporation and NEO performance is measured against objectives that have been firmly established at the beginning of the year. Awards are payable in cash and/or in Compensation Shares.

LTIP	Focuses NEO’s on creating long-term shareholder value, and aligns NEO’s interests with those of shareholders

Annual grants to NEOs of restricted Compensation Shares and Options.

Options vest over two years with a five-year term with one-half vesting on the first anniversary of the grant date and the second half vesting on the second anniversary of the grant date.

Restricted Compensation Share awards have a two-year term restriction on trading.

Health and Other Benefits	Attracts and retains highly qualified NEO’s	MSP, Extended Health and Group Insurance

Employment Agreements

The Base Salary paid to each NEO during the 2017 financial year was paid pursuant to:

1.              a standard form offer of employment entered into between the Corporation and Wayne Vincent and Doug Ward, respectively (the “Offer of Employment”); and

2.              executive employment agreements between the Corporation and Daniel O’Flaherty, Matt Fargey, Brent Bonney and Oggy Talic, respectively (the “Employment Agreements”).

The terms of the Offer of Employment for each of Wayne Vincent and Doug Ward included the following:

•                  Base Salaries as set out in the summary Compensation table below.

•                  Change of control provisions which stipulate that upon a change of control of the Corporation, and provided that each of the NEOs would be not be offered the same executive role with the acquiring company, each of the NEOs are entitled to a cash payment equivalent to two times the sum of his respective Base Salary, AIP payments and LTIP payments and any Compensation Shares or Options held would immediately vest within the rules of the Plan.

The terms of the Employment Agreement for each of Daniel O’Flaherty, Matt Fargey, Brent Bonney and Oggy Talic included the following:

•                  Base Salaries as set out in the summary Compensation table below.

•                  Change of control provisions which stipulate that upon a change of control of the Corporation and if the NEO resigns for “good reason” and provides the Corporation with written notice, each of the NEOs are entitled to:

1.              the NEO’s Base Salary through to the date of his resignation;

2.              a cash payment equivalent to two times the sum of his respective Base Salary in addition to benefits in certain situations;

3.              a payment in lieu of further AIP and LTIP awards in an amount which shall be equal to two times the NEO’s average annual target AIP and LTIP payment for the two years immediately preceding the year in which the NEO’s resignation occurs;

4.              reimbursement of certain expenses; and

5.              payment for any vested Options granted to the NEO under the LTIP prorated based on the date of the NEO’s resignation.

“Good reason” is defined to mean any of the following:

1.              without the express written consent of the NEO, any material change or series of changes in the status of the NEO;

2.              a reduction by the Corporation in the NEO’s Base Salary;

3.              the taking of any action by the Corporation, or the failure by the Corporation to take any action, that would materially adversely affect the NEO’s participation in, or materially reduce the NEO’s benefits; or

4.              a material change to the NEO’s normal work location made unilaterally by the Corporation.

The following table describes the estimated potential payments and benefits under the Offers of Employment to which the Named Executive Officers would have been entitled if a termination of employment or change in control occurred on December 31, 2017 at which time Maverix’s Share price was $1.85 per Share. The actual amounts to be paid out can only be determined at the time of the NEO’s departure from the Corporation. The amounts reported in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. The amounts reported assume payment of all previously earned and unpaid salary, vacation pay and LTIP and AIP awards.

NEO	Termination on a Change of Control ($)
Daniel O’Flaherty
Cash severance	1,125,000
Acceleration of equity awards	748,949

Matt Fargey
Cash severance	990,000
Acceleration of equity awards	135,000

Wayne Vincent(1)
Cash severance	200,000
Acceleration of equity awards	471,468

Oggy Talic(2)
Cash severance	990,000
Acceleration of equity awards	595,455

Doug Ward
Cash severance	800,000
Acceleration of equity awards	471,468

Brent Bonney
Cash severance	880,000
Acceleration of equity awards	135,000

Notes:

(1)         Wayne Vincent resigned as Chief Financial Officer, effective May 30, 2017.

(2)         Oggy Talic resigned as General Counsel, effective March 7, 2018.

•                  Daniel O’Flaherty, Oggy Talic, Matt Fargey and Brent Bonney were eligible for the following benefits: MSP, Extended Health and Group Insurance. Daniel O’Flaherty was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enroll Daniel O’Flaherty in the MSP.

•                  Doug Ward was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enrol Doug Ward, a resident of the United States, in the MSP, Extended Health and Group Insurance plans.

•                  Wayne Vincent was not eligible for any health or other group benefits.

Annual Incentive Plan - AIP

In keeping with the Corporation’s Compensation Policy, on June 17, 2016 the Board adopted the AIP. The AIP is managed by the Board acting as a whole. The AIP may be changed, amended or suspended by the Board at any time, if in the Board’s opinion said change, amendment or suspension is in the best interests of the Corporation and its shareholders.

The AIP is a primary component of the Corporation’s Executive Compensation Program and is designed to attract and retain those personnel that are essential to the successful operation of the Corporation’s business. Bonuses paid under the AIP are based on corporate and individual performance.

The purpose of the AIP is to improve the Corporation’s performance through the efforts of those in positions that can significantly influence the Corporation’s results. The AIP functions as a tool to focus senior management on the short and long term accretive growth of the Corporation and to provide defined rewards in proportion to how well significant corporate objectives are achieved.

Eligibility is extended to those management positions having responsibilities for decisions and actions or for influencing the decisions and actions of others which will have a measurable impact on overall Corporation results. Base Salary is used as the primary basis for determining the point at which consideration for participation begins. However, it is not the sole determinant, and in certain situations a position at a lower Base Salary may have considerable impact on the success of the Corporation and in such circumstance, those positions could be considered for inclusion in the AIP.

Each AIP participant will have an established “target incentive pay” for his/her annual incentive award, which will be defined as a percentage of annual base salary. The target incentive pay for each participant is determined by virtue of his or her position and the influence that position can have on the Corporation’s annual performance. Achieving the target will be based on the performance of the Corporation and on the performance of the individual participant.

Performance is measured against objectives that have been clearly established at the beginning of the fiscal year. Annual objectives will be developed for the Corporation and the individual NEO or employee. The relative importance of each is identified by the weight assigned to the objective. The objectives may be of a long-term (greater than one year) and/or short-term (one year or less) nature. Within those objectives, regardless of the total time required for achievement, twelve-month goals and timetables against which performance can be measures must be set. Objectives will consist of broad Corporation objectives and individual objectives.

Broad Corporation Objectives

Broad Corporation objectives are those objectives established for the Corporation by the Chairman and approved by the Board. The objectives are the three or four most critical areas to be measured, which, when achieved, would be expected to contribute to the annual success of the Corporation.  Typically, these objectives will include annual revenue, net cash flow, earnings per share, and new growth initiatives (i.e. royalty or stream acquisition(s)).

Individual Objectives

Individual objectives are those major objectives set for each individual.  A substantial portion of each individual’s objectives should include supporting work for the Corporation or specific department objectives. These objectives will be developed on an annual basis.

At the beginning of the incentive plan year, supervisors and individuals will agree on the relative weight for each objective, as well as how successful accomplishment will be measured.

Two key concepts should be stressed when setting objectives — stretch and accountability.

Stretch refers to the extra application of skills and concentrated effort that will be required to reach or exceed the established objectives. Unless the objectives are considerably beyond normal expectation, payment of bonus compensation is difficult to justify.

Accountability stresses the fact that action to attain objectives must be within the authority and responsibility of the individual involved.

Incentive Payments

Incentive payments are determined on the basis of Corporation and individual performance. Normally, 50% of the incentive payment will be based on Corporation performance and 50% will be based on individual performance. The ratio may be adjusted from year to year by the Board, depending on the level of Corporation versus individual focus desired.

As of the date of this Information Circular, the Board has not yet determined the incentive payments for the 2017 financial year, nor has it finalized the objectives for the 2018 financial year.

A portion of the incentive payments are typically made in cash, however, at the discretion of the Board, incentive payments can be made in the form of Compensation Shares or a combination of cash and Compensation Shares.

If the Board decides to satisfy all or a portion of the annual incentive awards with Compensation Shares of the Corporation (as described in the preceding paragraph), the Compensation Shares issued will be priced based on either: 1) 90% of the weighted average closing price of the Common Shares on the TSX-V for the five trading days prior to the date of the Director’s approval of the annual incentive payments, or 2) the closing trading price of the Common Shares on the TSX-V on the trading day immediately prior to the date of the Directors approval of the annual incentive payments, less an applicable discount provided for in the TSX-V policies.

Performance Levels/Factors

Each objective is evaluated at the end of the year and a performance level and corresponding factor is applied to each. Performance level/factors will be based on an objective evaluation of the results or if appropriate a subjective evaluation. The performance levels are designed to force clear definitions of what results are expected and to provide consistency in evaluating results.

At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 150% of the goal is met, the performance factor is 1.5; if 200% of the goal is met, the performance factor is 2.0.  If a significant portion of the objective is achieved (80%), the employee may receive a performance factor rating 0.50.  Achieving anything below 80% of an objective receives a performance factor of 0.

The performance factors listed in the table below are guidelines to be used when performance results are measured. Evaluation of the objective may indicate that a performance factor somewhere between the stated factors is appropriate, such as a 1.15 rather than 1.0 or 1.50.

Performance Factor Table

Factor	Performance Level Achieved
2.00	Outstanding achievement, far in excess of expectation
1.50	Goal is materially exceeded
1.00	Goal achieved
0.50	Goal not achieved, but significant progress/effort made
0.00	Not satisfactory

Incentive Recommendations and Timing of Payment

Incentive recommendations are made after the end of the calendar year when all financial and other data used to measure performance has been finalized and audited. The recommendation includes a brief description of each objective, the weight assigned to the objective and the supervisor’s evaluation of individual results. The evaluation will include both a brief narrative and the performance factor assigned to each objective.

Long Term Incentive Plan - LTIP

LTIP is a primary element of the Corporation’s Executive Compensation Program and is designed to attract and retain those executives and senior managers essential to the future growth of the Corporation.

The LTIP is designed to create a sense of ownership by the key employees of the Corporation and/or its affiliates who, in the judgement of the Board, will be largely responsible for the Corporation’s growth and success. The LTIP links a portion of the individual’s compensation to the long-term performance of the Corporation as reflected by the price of the Corporation’s Shares, thus aligning the interests of the key employees with those of the Corporation and its shareholders. It is generally recognized that a long term incentive plan of the nature provided for herein aids in attracting, retaining, and encouraging employees of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Corporation.

The LTIP is designed to align senior management’s attention to the most widely accepted measure of long-term success for the Corporation, long-term share price appreciation, with shareholder’s interest being the major consideration.

LTIP Incentives

The LTIP consists of annual grants to executives and senior management of restricted Compensation Shares, and/or Options.

The Options will be five year Options which vest in two instalments, one half commencing on the first anniversary of the grant date and the second half on the second anniversary of the grant date.

For restricted Compensation Shares awards, LTIP participants will be issued Compensation Shares, with a two year no trading legend.

Options and restricted Compensation Shares granted pursuant to the guidelines of the LTIP are based on each participant’s base salary level, but other factors such as individual performance and future potential may be used in grant determination.  The Board may also approve ad-hoc Option grants for special circumstances and when needed to attract the required talent to the Corporation.

LTIP is managed by Board acting as a whole. The LTIP can be modified or suspended at any time, at the Board’s discretion. Modifications may include, but are not limited to, the following: (1) modification of award targets, (2) reduction or increase of award grants, and (3) changes to or final determination of the mix of the annual participant’s award between restricted Compensation Shares or Options.

Eligibility

Eligibility is extended to key executive and senior management positions having responsibility for influencing policy and strategy or for influencing the decisions and actions of others that will have a long-term impact on the Corporation’s growth and/or overall results.  Eligibility for participation in the LTIP is extended to senior managers that have been employed by the Corporation for a minimum of three months.  In addition to the LTIP, the Board may grant Options under the Plan to employees at any time at the discretion of the Board.

LTIP Long Term Incentive Targets

Annual award targets are determined as follows:

Each LTIP participant has an established target for his/her annual incentive grant, which is defined as a percentage of his/her annual base salary. Each participant’s target is directly dependent on his/her responsibilities and contribution and shall be determined by virtue of his/her position and the influence that position can have on the Corporation’s long-term performance.

The percentage determined above is multiplied by the participant’s annual base salary. For example, if LTIP participant’s base salary is $150,000 and his/her target is 40% then his/her “Annual Target” will be calculated as follows: $150,000 x 40% = $60,000. The resulting $60,000 is the LTIP participant’s Annual Target.

Types of Award Grants

Options: Up to 100% of the annual award grant may be made available as Options. The number of Options is to be determined using the modified Black-Scholes option-pricing model, based on either: (1) the weighted average closing price of the common shares on the TSX-V for the five trading days prior to the date the Option is granted, or (2) the closing trading price of the common shares on the TSX-V on the trading day immediately prior to the date the Option is granted.

It would be the Board’s intention to apply method number 1 above, for determining the price of the Shares to be used in the modified Black-Scholes option pricing model, however, the Board, acting in its sole discretion and within the guidelines of the TSX-V may choose to apply pricing method number 2.

Restricted Compensation Shares: Up to 50% of the annual award grant may be made available as restricted Compensation Shares, with a two year no trading legend.

In the future, and as the Corporation’s circumstances dictate, the Board, in its sole discretion, may determine that a minimum percentage of a LTIP participant’s annual grant must be taken in restricted Compensation Shares, up to a maximum of 50%.

The restricted Compensation Shares issued in satisfaction of an LTIP grant will be priced based on either: (1) 90% of the weighted average closing price of the Maverix common shares on the TSX-V for the 5 trading days prior to the date of the Board’s approval of the LTIP payments, or (2) the closing trading price of the Maverix common shares on the TSX-V on the trading day immediately prior to the date of the Board approval of the LTIP payments, less an applicable discount (if any) permissible pursuant to the TSX-V policies.

It would be the Board’s intention to apply method number 1, above, for pricing the restricted Shares, however the Board, acting in its sole discretion and within the guidelines of the TSX-V may choose to apply pricing method number 2.

All restricted Compensation Shares will be issued net of statutory withholdings.

Award Recommendations and Timing of Payment

Management’s award recommendations and Board approval are typically made in the first quarter subsequent to the Company’s calendar year-end. Timing of award grants, however, will occur at the discretion of the Board and the Board shall have sole and absolute discretion in determining whether to grant Options, grant restricted Compensation Shares, or common shares under the LTIP.

Nothing in the LTIP requires the issue or distribution of any Options, restricted Compensation Shares, or common shares in any given year or the distribution to any particular person of any Options, restricted Compensation Shares, or common shares at any time.  No person has any right to receive a distribution of any Options, restricted Compensation Shares, or common shares in a year, whether or not other persons receive such awards in such year. The receipt by a recipient in any year of such awards shall not create any entitlement to the receipt of any such awards by such recipient in any other year.

Term

Typically, Options granted through annual grants within the Plan will remain exercisable for five years, following the date of grant or after a limited period following termination of employment, in accordance with the Plan. The Board reserves the right to either reduce or extend the term of the Options at the time when the Options are granted under the Plan.

Restricted Compensation Shares will be certificated with share certificates that will include a two year no trading legend.

Options and Compensation Shares granted pursuant to the LTIP will be issued after Board approval. Due to the nature of the LTIP, the receipt by an LTIP participant in any year, of restricted Compensation Shares under the Plan and pursuant to the LTIP shall not create any obligation for the Corporation to issue such restricted Compensation Shares in any other year.

The Board specifically reserves the right to authorize the removal of the “No Trade Legend” immediately prior to a change of control event of the Corporation.

Stock Option and Compensation Share Plan

The Plan, provides that 15,000,000 Common Shares issuable pursuant to Options granted or Compensation Shares issued under the Plan are reserved for issuance for eligible participants. The Plan enables the directors, officers, employees and consultants of Maverix and its affiliates to participate in the growth and development of Maverix by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Corporation that is aligned with the interests of the shareholders. The AIP and LTIP operate using the 15,000,000 Common Shares limit issuable under the Plan and are subject to the restrictions identified above.

The Plan, administered by the Board, governs the granting of Options and Compensation Shares to directors, officers, employees and consultants of the Corporation and its affiliates. The Board has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the options will vest and be exercisable. Options, however, may only be exercisable for a maximum of ten years from the date of grant and the exercise price of the Options must be no less than the discounted market price on the last closing price of the Corporation’s shares, as defined by the TSX-V. The Board also has the discretion to determine to whom Compensation Shares will be granted, and the issue price of such Compensation Shares.

The Plan imposes limits on the number of Options and Compensation Shares that may be issued to any one person within a twelve month period, and additionally, to consultants and employees who perform investor relations activities. An Option is personal to the grantee of the Option and is non-transferable and non-assignable. The Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment or appointment of an Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for retirement, death or for cause, the options held by such option holder must be exercised within 120 days of the date of termination of the Option holder’s employment or appointment with the Corporation. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of the Corporation or its affiliates.

The Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

2017 AIP and LTIP Awards

Significant Events

In 2017 Maverix made significant advancements with respect to both acquisitions and financings.

Maverix completed three accretive acquisitions in 2017. In February 2017, Maverix acquired net smelter return royalty interests on the Florida Canyon and Beta/Hunt mines from Resource Income Fund, L.P., a wholly owned subsidiary of Auramet Trading, LLC. Shortly thereafter, in April 2017, the Corporation acquired a net smelter return royalty on the Silvertip mine from Silvercorp Metals Inc.

Finally, in December 2017, Maverix ended the year by acquiring a net smelter return royalty from Liberty Metals & Mining Holdings on Endeavour Mining Corporation’s interest in the Karma mine.

With respect to financings, in August 2017, Maverix closed a senior secured loan facility with CEF Holdings Limited (“CEF”) and certain lenders for US$20,000,000.00. In addition, the Corporation concurrently closed private placements with CEF and Pan American for total proceeds of $9,877,950.00.

AIP Evaluation Criteria

The Corporation and management’s AIP objectives for 2017 are summarized in the following table:

Company Goal	Value Weighting
Acquire Assets that Meaningfully Increase Operating Cash Flow	35%
Match Capital Structure to Meet the Requirements to Acquire Assets that Meaningfully Increase Operating Cash Flow	30%
Increase Trading Liquidity	25%
Promote Development of Internal Control Systems and Processes	10%
Total	100%

Evaluation

AIP awards for the 2017 financial year, based on the above previously set annual objectives have not been awarded to management as of the date of this Information Circular, however, such awards will be calculated based on the Board’s evaluation of the Corporation’s performance relative to the above chart. It is expected that the LTIP awards relating to the 2017 financial year will be awarded at the same time as the AIP awards.

Director Compensation

Our director compensation structure is designed by the Board to attract and retain individuals with the relevant skills and knowledge to serve on our Board and to align the interests of our directors with those of our other shareholders. Our director compensation program reflects our size, and reinforces the importance we place on shareholder value. Our director compensation takes into account the time commitment, duties, and responsibilities of our directors and director compensation practices at comparable companies. While director compensation amounts are not based on corporate performance, the Board has instituted a formal performance assessment process to ensure director effectiveness and engagement. There are two (2) elements to our director compensation: 1) An annual retainer of $40,000, paid once per financial year, in advance and 2) Attendance meeting fees of $500 per meeting, paid once a year in arrears.

Summary Compensation Table for NEOs and Directors

For the year ended December 31, 2017, Maverix had six NEOs, namely Daniel O’Flaherty - Chief Executive Officer, Wayne Vincent - Chief Financial Officer (to May 30, 2017), Matt Fargey - Chief Financial Officer (from May 30, 2017), Oggy Talic - General Counsel (to March 7, 2018), Doug Ward - Vice President of Technical Services, and Brent Bonney - VP Corporate Development (from February 15, 2017).

For the year ended December 31, 2017, Maverix had six members of its Board, namely Geoff Burns - Chairman, Dr. Christopher Barnes, Daniel O’Flaherty, Robert Doyle, Chris Emerson and JC Stefan Spicer.

The compensation paid to the NEOs and directors excluding compensation securities for the periods noted is summarized in the following table and is expressed in Canadian dollars unless otherwise noted.

Compensation Excluding Compensation Securities
Name and Principal Position	Year	Salary or Retainer ($)	Bonus ($)(1)	Committee or Meeting Fees ($)(2)	Value of Perquisites ($) (3)	Value of all other Compensation ($) (4)	Total Compensation ($)
Daniel O’Flaherty CEO & Director	2017 2016	217,083 60,000	76,250 Nil	Nil Nil	Nil Nil	40,000 Nil	333,333 60,000
Wayne Vincent(5) CFO	2017 2016	53,500 20,000	24,400 Nil	Nil Nil	Nil Nil	20,000 Nil	97,900 20,000
Matt Fargey CFO	2017	163,702	Nil	Nil	Nil	66,775	230,477
Oggy Talic(6) General Counsel	2017 2016	232,875 45,000	46,322 Nil	Nil Nil	Nil Nil	45,000 Nil	324,197 45,000
Doug Ward VP Technical Services	2017 2016	207,000 40,000	19,730 Nil	Nil Nil	Nil Nil	40,000 Nil	266,730 40,000
Brent Bonney VP Corporate Development	2017	163,269	Nil	Nil	Nil	64,551	227,820

Compensation Excluding Compensation Securities
Name and Principal Position	Year	Salary or Retainer ($)	Bonus ($)(1)	Committee or Meeting Fees ($)(2)	Value of Perquisites ($) (3)	Value of all other Compensation ($) (4)	Total Compensation ($)
Geoffrey Burns Chairman	2017 2016	Nil Nil	Nil Nil	4,500 Nil	3,938 3,600	48,750 Nil	57,188 3,600
J.C. Stefan Spicer Director	2017 2016	Nil Nil	Nil Nil	5,000 Nil	Nil Nil	6,500 Nil	11,500 Nil
Dr. Chris Barnes Director	2017 2016	Nil Nil	Nil Nil	4,000 Nil	Nil Nil	Nil Nil	4,000 Nil
Robert Doyle Director	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Chris Emerson Director	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)         Bonuses disclosed represent the cash portion of AIP awards earned for the period July 11, 2016 to December 31, 2016 but paid during 2017. For the period July 11, 2016 to December 31, 2016 the AIP awards earned were payable as to 40% in cash and 60% Compensation Shares

(2)         The members of the Board are each paid $500 per each official meeting of the Board, or Sub-committee of the Board attended.

(3)         Parking paid by the Corporation for the Chairman of the Board. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Corporation business.

(4)         Other compensation includes retroactive salary adjustments relating to the period from July 11, 2016 to December 31, 2016, but paid in 2017, payment of statutory deductions related to compensation shares issued to certain NEOs, and the value of compensation shares withheld from certain Directors for their annual retainer fees and remitted to the taxation authorities by the Company as statutory deductions.

(5)         Wayne Vincent resigned as Chief Financial Officer, effective May 30, 2017.

(6)         Oggy Talic resigned as General Counsel, effective March 8, 2018.

Former Named Executive Officers and Directors of the Corporation

The following table provides a summary of total compensation paid during the period from October 1, 2015 to July 11, 2016 in the case of their compensation as NEOs and June 17, 2016 in the case of their compensation as directors. No compensation was paid to such individuals following their resignations as directors and executive officers.

Compensation Excluding Compensation Securities
Name and Principal Position	Year	Salary or Retainer ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Thomas Skinning Former CEO and former Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
Carmen Yuen Former CFO	2016	26,000	Nil	Nil	Nil	40,000(1)	66,000
William J. Danis Former Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
Joseph Del Campo Former Director	2016	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)         Ms. Yuen was paid $40,000 in connection with the termination of her employment with the Corporation (formerly MacMillan Minerals Inc.).

Stock Options and Other Compensation Securities for NEOs

NEO Equity Based Awards

The following table sets out the Compensation Share-based and Option-based awards granted to each NEO by the Company during the year ended December 31, 2017:

Compensation Securities
Name and Principal Position	Type of Compensation Security(1)	Number of compensation securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Daniel O’Flaherty CEO	Options	499,887 9.90%	April 28, 2017	$1.40	$1.35	$1.85	April 28, 2022
	Compensation Shares(2)	46,428 0.03%	April 28, 2017	$1.40	$1.35	$1.85	N/A
Matt Fargey CFO	Options	300,000 5.94%	April 28, 2017	$1.40	$1.35	$1.85	April 28, 2022
	Compensation Shares	100,000 0.06%	April 28, 2017	$.140	$1.35	$1.85	N/A
Wayne Vincent(2) CFO	Options	319.928 6.36%	April 28, 2017	$1.40	$1.35	$1.85	April 28, 2022

Compensation Securities
Name and Principal Position	Type of Compensation Security(1)	Number of compensation securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
	Compensation Shares	15,786 0.01%	April 28, 2017	$1.40	$1.35	$1.85	N/A
Oggy Talic(3) General Counsel	Options	449,899 8.91%	April 28, 2017	$1.40	$1.35	$1.85	April 28, 2022
	Compensation Shares	31,600 0.02%	April 28, 2017	$1.40	$1.35	$1.85	N/A
Doug Ward VP Technical Services	Options	319,928 6.34%	April 28, 2017	$1.40	$1.35	$1.85	April 28, 2022
	Compensation Shares	18,200 0.01%	April 28, 2017	$1.40	$1.35	$1.85	N/A
Brent Bonney VP Corporate Development	Options	300,000 5.94%	April 28, 2017	$1.40	$1.35	$1.85	April 28, 2022
	Compensation Shares	100,000 0.06%	April 28, 2017	$1.40	$1.35	$1.85	N/A

Notes:

(1)         The 2016 AIP awards were payable as to 40% in cash and 60% in Compensation Shares and all awards under the LTIP were paid in Options and all were paid or issued during 2017.

(2)         Wayne Vincent resigned as Chief Financial Officer, effective May 30, 2017.

(3)         Oggy Talic resigned as General Counsel, effective March 7, 2018.

Board Equity Based Awards

The following table sets out the Compensation Share-based and Option-based awards granted to each Director by the Company during the year ended December 31, 2017:

Compensation Securities
Name and Principal Position	Type of Compensation Security	Number of compensation securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Geoffrey Burns Chairman and Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	69,643 0.05%	May 30, 2017	$1.40	$1.30	$1.85	N/A
J.C. Stefan Spicer Director	Options	62,387 1.24%	May 30, 2017	$1.40	$1.30	$1.85	May 30, 2022
	Compensation Shares	9,286 0.01%	May 30, 2017	$1.40	$1.30	$1.85	N/A
Dr. Chris Barnes Director	Options	124,774 2.47%	May 30, 2017	$1.40	$1.30	$1.85	May 30, 2022
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A

Compensation Securities
Name and Principal Position	Type of Compensation Security	Number of compensation securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Robert Doyle Director	Options	Nil	N//A	N/A	N/A	N/A	N/A
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A
Chris Emerson Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A
Daniel O’Flaherty Director	Options	Nil	N/A	N/A	N/A	N/A	N/A
	Compensation Shares	Nil	N/A	N/A	N/A	N/A	N/A

Exercise of Compensation Securities by Directors and NEOs

There were no exercises of Options by directors and NEOs for the year ended December 31, 2017.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	5,049,803	$0.97	8,910,654
Equity compensation plans not approved by securityholders	Nil	Not applicable	Not applicable
Total	5,049,803	$0.97	8,910,654

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the year ended December 31, 2017.  The Corporation will provide to any person or company, upon request to the Chief Financial Officer, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Corporation.  The Corporation may require payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document.  The foregoing documents are also available on SEDAR at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Corporation.

DATED at Vancouver, British Columbia, April 25, 2018.

BY ORDER OF THE BOARD

“Daniel O’Flaherty”
Daniel O’Flaherty
Chief Executive Officer

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

Please see following page.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

Please see following page.

SCHEDULE “C”

NOMINATING AND CORPORATE GOVERNANCE

COMMITTEE CHARTER

Please see following page.

SCHEDULE “D”

GLOBAL CODE OF ETHICAL CONDUCT

Please see following page.